

March 15, 2024

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

      Re: **Innovation Beverage Group Ltd**
         Amendment No. 22 to Registration Statement on Form F-1
         File No. 333-266965
         Filed March 7, 2024

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 22 to Registration Statement on Form F-1

Related Party Transactions, page 95

1.   Please revise this section to include the required information as of the latest practicable date. Refer to Item 7.B of Form 20-F.

Index to Consolidated Financial Statements, page F-1

2.   We note your December 31, 2022 audited financial statements are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your Units with each unit consisting of one ordinary share and one warrant, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

Dean Huge
Innovation Beverage Group Ltd
March 15, 2024
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Manufacturing